October 25, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

101 F Street, N.E.

Securities and Exchange Commission

Washington, D.C.  20549

Re:	TorreyPines Therapeutics, Inc.
Form 10-K for the fiscal Year Ended December 31, 2006
Filed March 29, 2007
File No. 000-25571

Dear Mr. Rosenberg:

On October 15, 2007 a telephone conversation between Ms. Vanessa Robertson of the Securities and Exchange Commission and Mr. Craig Johnson and Mr. Paul Schneider of the Company was held during which Ms. Robertson provided oral comments to the Company’s initial comment response letter dated September 25, 2007.  Set forth below in italics are the comments provided by Ms. Robertson on the telephone call of October 15, 2007 followed by the Company’s responses to those comments.

1.  Organization and Summary of Significant Accounting Policies, page F-7

Purchased Patents, page F-8

1.                                      We note your response to comment 1.  It is still not clear why the research and development projects related to phenserine, Posiphen and bisnorcymserine do not have alternative future uses, yet the patents for these products do have alternative future uses.  Please clarify how you have determined that these patents will be used in future research and development projects other than those acquired in the same transaction.

Response:

In connection with the completion of the Company’s merger with Axonyx Inc. in October 2006, the Company acquired both the research and development projects and the patents related to phenserine, Posiphen and bisnorcymserine.  The research and development projects acquired in the transaction relate only to the potential treatment of Alzheimer’s disease.  However, the patents acquired in the transaction can facilitate future research and development projects by us, or third party licensees, targeting diseases and disorders such as Down’s syndrome, glaucoma, Myasthenia Gravis, an antidote against poisoning with organophosphates and others.

In future filings we will modify the Merger footnote (footnote 2) to clarify the following facts:

1.               In connection with the completion of the Company’s merger with Axonyx Inc. in October 2006, the Company acquired intangible assets.  The intangible assets relate to phenserine, Posiphen and bisnorcymserine, and are comprised of both in-process research and development projects and patents.

2.               The value assigned to the purchased in-process research and development is comprised of the following projects that are only related to the potential treatment of Alzheimer’s disease: Phenserine $3.0 million and Posiphen $5.3 million.  The purchased in-process research and development was expensed upon acquisition because the projects had not reached technological feasibility and the projects had no future alternative use.

3.               The value assigned to purchased patents is comprised of the following: Phenserine $1.3 million, Posiphen $2.5 million and bisnorcymserine $0.2 million.  The purchased patents were capitalized upon acquisition because they have future alternative uses that are related to potential treatments of diseases and disorders other than Alzheimer’s disease.

5.  Significant Agreements, page F-15

Eli Lilly and Company, page F-16

2.                                      We note your response to comment 2.  Please note that the disclosure requested is required information in your documents so confidential treatment would not be available to such information.  Please confirm whether it is reasonably possible that the company will have to make any potential milestone payments.  If it is reasonably possible, please confirm that you will include the aggregate amount of the potential milestone payments, as opposed to the individual milestone payments, in the table of contractual obligations and your notes to the financial statements in future filings as we believe that information would be useful to investors.  Also confirm that you will include the events that would trigger these payments.

Response:

Upon the achievement of various milestones related to regulatory or commercial events we will be obligated to make milestone payments under our development and licensing agreement.  In future filings, we will include the aggregate amount of the potential milestone payments in a footnote to the table of contractual obligations similar to the following:

“We may be obligated to pay up to $73.8 million in payments due upon the occurrence of certain milestones related to regulatory or commercial events. We may also be required to pay royalties on any net sales of the licensed products. These milestone payments and royalty payments under our license agreements are not included in the table above because we cannot, at this time, determine when or if the related milestones will be achieved or the events triggering the commencement of payment obligations will occur.”

Additionally, in future filings we will include the aggregate amount of the potential milestone payments in the notes to the financial statements.  With regard to the paragraph titled “Eli Lilly and Company” on page F-16 we would insert language similar to the following:

“Upon achievement of certain development, regulatory and commercial milestones the Company may be required to make milestone payments totaling up to $55.5 million.  The Company is also obligated to pay royalties to Eli Lilly and Company on future net sales of the licensed products.”

With regard to the paragraph titled “Life Science Research Israel, Ltd.” on page F-16 we would insert language similar to the following:

“Upon achievement of certain development, regulatory and commercial milestones the Company may be required to make milestone payments totaling up to $18.3 million.  The Company is also obligated to pay royalties to Life Science Research Israel on future net sales of the licensed products.”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the referenced filing.  It further acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you should need additional information, please contact me at (858) 623-5665, ext. 158.

Sincerely,

/s/ Craig Johnson
Craig Johnson
Vice President and
Chief Financial Officer